Exhibit 99.11

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED

MARCH 31, 2015

(unaudited)

May 14, 2015

TABLE OF CONTENTS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	1
Condensed Consolidated Statements of Financial Position	1
Condensed Consolidated Statements of Changes in Equity	2
Condensed Consolidated Statements of Earnings	3
Condensed Consolidated Statements of Comprehensive Income	4
Condensed Consolidated Statements of Cash Flows	5

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	6
1. Nature of business	6
2. Basis of presentation and summary of significant accounting policies	6
3. Goodwill and intangible assets	8
4. Provisions	9
5. Customer deposits	10
6. Long-term debt	10
7. Share capital	12
8. Reserves	13
9. Fair value	17
10. Related party transactions	19
11. Segmented information	19
12. Assets and liabilities classified as held for sale and discontinued operations	20
13. Business combinations	22
14. Expenses classified by nature	22
15. Net earnings per share	23
16. Sale of WagerLogic Malta Holdings Ltd.	23
17. Change in functional currency	23
18. Hedging	24
19. Subsequent events	24
20. Prior period adjustment	25
21. Comparative information	25

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian dollars	March 31, 2015 $000’s unaudited	December 31, 2014 $000’s audited
ASSETS
Current
Cash	371,647	425,453
Restricted cash	123,025	112,530
Accounts receivable	113,344	159,076
Income tax receivable	19,692	20,717
Inventories	1,334	10,217
Current maturity of receivable under finance lease	–	699
Prepaid expenses and deposits	35,213	36,947
Investments	540,668	400,035
Derivatives (note 18)	42,611	–
Promissory note	4,001	3,783
Assets classified as held for sale (note 12)	262,363	–

	1,513,898	1,169,457

Restricted cash	108,461	67,747
Prepaid expenses and deposits	29,557	27,002
Investments	12,183	12,519
Goodwill and intangible assets (note 3)	6,043,923	5,718,051
Property and equipment	63,517	94,811
Deferred development costs (net of accumulated amortization of $6.29 million; 2014 – $6.02 million)	18,146	14,054
Receivable under finance lease	–	868
Investment tax credits receivable	4,386	7,731
Deferred income taxes	45,131	54,788

	7,839,202	7,167,028

LIABILITIES
Current
Accounts payable and accrued liabilities	151,533	178,990
Other payables	243,822	212,691
Provisions (note 4)	60,258	46,479
Customer deposits (note 5)	611,268	600,966
Income tax payable	32,454	32,966
Current maturity of long-term debt (note 6)	39,058	11,451
Liabilities classified as held for sale (note 12)	455,291	–

	1,593,684	1,083,543

Other payables	2,469	5,527
Deferred revenue	860	2,459
Long-term debt (note 6)	3,345,215	3,494,547
Provisions (note 4)	455,668	412,971
Deferred income taxes	27,989	46,788

	5,425,885	5,045,835

EQUITY
Share capital (note 7)	1,685,107	1,683,572
Reserves (note 8)	762,164	484,538
Deficit	(33,954)	(46,917)

	2,413,317	2,121,193

	7,839,202	7,1 67,028

See accompanying notes

Approved and authorized for issue on behalf of the Board on May 13, 2015

(Signed) “Daniel Sebag”, Director Daniel Sebag, CFO	(Signed) “David Baazov”, Director David Baazov, CEO

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three month periods ended March 31, 2015 and 2014

	Share Capital
Canadian dollars- unaudited	Common shares number	Common shares amount $000’s	Convertible preferred shares number	Convertible preferred shares amount $000’s	Reserves (note 8) $000’s	Deficit $000’s	Total equity $000’s
Balance – January 1, 2014	94,078,297	220,683	–	–	13,052	(39,388)	194,347

Net earnings (Adjusted – note 20)	–	–	–	–	–	38,960	38,960
Other comprehensive income (Adjusted – note 20)	–	–	–	–	3,045	–	3,045

Total comprehensive income	–	–	–	–	3,045	38,960	42,005

Issue of common shares in relation to exercised warrants	4,800	40	–	–	(10)	–	30
Issue of common shares in relation to exercised employee stock options	120,923	431	–	–	(87)	–	344
Share-based compensation	–	–	–	–	753	–	753
Deferred income taxes in relation to transaction costs	–	(118)	–	–	181	–	63

Balance – March 31, 2014 (Adjusted – note 20)	94,204,020	221,036	–	–	16,934	(428)	237,542

Balance – January 1, 2015	132,844,341	939,533	1,139,356	744,039	484,538	(46,917)	2,121,193

Net earnings	–	–	–	–	–	12,963	12,963
Other comprehensive income	–	–	–	–	274,427	–	274,427

Total comprehensive income	–	–	–	–	274,427	12,963	287,390

Issue of common shares in relation to exercised warrants	260,675	1,072	–	–	(122)	–	950
Issue of common shares in relation to exercised employee stock options	63,570	463	–	–	(105)	–	358
Conversion of preferred shares	4,592	107	(107)	(107)	–	–	–
Share-based compensation	–	–	–	–	3,426	–	3,426

Balance – March 31, 2015	133,173,178	941,175	1,139,249	743,932	762,164	(33,954)	2,413,317

See accompanying notes

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

	For the three-month periods ended March 31,
Canadian dollars – unaudited	2015 $000’s (except per share data)	2014 $000’s (except per share data) (Adjusted – note 20)
Revenues	340,133	12,842

Expenses (note 14)
Selling	59,043	2,980
General and administrative	193,756	12,765
Financial	65,763	(740)
Acquisition-related costs	2,797	2,585

	321,359	17,590

Gain on sale of subsidiary (note 16)	–	49,373
Income (loss) from investments	4,352	(99)

Net earnings from continuing operations before income taxes	23,126	44,526
Current income taxes	2,893	1,041
Deferred income taxes	(2,465)	(888)

Net earnings from continuing operations	22,698	44,373
Net loss from discontinued operations (net of tax) (note 12)	(9,735)	(5,413)

Net earnings	12,963	38,960

Basic earnings from continuing operations per common share (note 15)	$0.17	$0.47
Diluted earnings from continuing operations per common share (note 15)	$0.11	$0.46

Basic earnings per common share (note 15)	$0.10	$0.41
Diluted earnings per common share (note 15)	$0.06	$0.40

See accompanying notes

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three-month periods ended March 31,
Canadian dollars- unaudited	2015 $000’s	2014 $000’s (Adjusted –note 20)

Net earnings	12,963	38,960

Items that may be reclassified subsequently to net earnings

Unrealized gains on available-for-sale investments	19,875	684
Income tax benefit (expense)	(1,130)	–
Realized gains on available-for-sale investments reclassified to net earnings	(2,544)	–

	16,201	684

Unrealized gains on translation of foreign subsidiaries	361,695	2,361
Unrealized losses on USD liabilities designated as hedge of net investment in foreign subsidiaries	(81,480)	–
Other	1,832	–

	282,047	2,361

Unrealized gains (losses) on cash flow hedges	41,450	–
Realized (gains) losses transferred to net earnings	(65,271)	–

	(23,821)	–

Other comprehensive income	274,427	3,045

Total comprehensive income	287,390	42,005

See accompanying notes

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three-month periods ended March 31,
Canadian dollars- unaudited	2015 $000’s	2014 $000’s (Adjusted – note 20)
Operating activities
Net earnings	12,963	38,960
Interest accretion	14,791	443
Unrealized loss (gain) on foreign exchange	(26,501)	(467)
Depreciation of property and equipment	5,472	3,666
Amortization of intangible assets	37,749	5,403
Amortization of deferred development costs	272	710
Stock-based compensation	3,426	753
Finance lease	235	(344)
Gain on sale of subsidiary	–	(49,373)
Impairment of property and equipment, intangible assets, and finance leases	2,606	–
Unrealized gain on marketable securities	(4,352)	–
Income tax expense recognized in net earnings	8,002	1,924
Interest expense	61,026	3,538
Other	(2,598)	728

	113,091	5,941
Changes in non-cash operating elements of working capital	30,597	184
Interest paid	(62,326)	(3,544)
Income taxes (paid) received	(2,034)	(2,013)

	79,328	568

Financing activities
Issuance of capital stock in relation with exercised warrants	950	30
Issuance of capital stock in relation with exercised employee stock options	358	344
Repayment of long-term debt	(6,875)	(726)

	(5,567)	(352)

Investing activities
Deferred development costs	(6,935)	(1,900)
Additions to property and equipment	(8,439)	(2,465)
Acquired intangible assets	(1,161)	(2,477)
Purchase of investments	(76,492)	(2,211)
Proceeds from sale of subsidiary	–	52,500
Cash disposed of in discontinued operations	(11,973)	–
Restricted cash	(42,321)	–
Settlement of minimum revenue guarantee	(4,655)	–
Acquisition of subsidiaries	–	(18,988)
Other	113	118

	(151,863)	24,577

Increase (decrease) in cash	(78,102)	24,793
Cash – beginning of period	425,453	93,640
Unrealized foreign exchange difference on cash	24,296	838

Cash – end of period	371,647	119,271

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Amaya Inc. (“Amaya” or the “Corporation”), formerly Amaya Gaming Group Inc., is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya has two reportable segments, Business-to-Consumer (“B2C”) and Business-to-Business (“B2B”). For the period ended March 31, 2015, B2C consisted of Rational Group (as defined below), while B2B, after accounting for discontinued operations, consisted of Amaya’s B2B interactive gaming solutions.

Amaya’s primary business is its B2C operations, which it acquired through the acquisition of Oldford Group Limited (now known as Amaya Group Holdings (IOM) Limited) (“Oldford Group”), parent company of Rational Group Ltd. (“Rational Group”) on August 1, 2014 (the “Rational Group Acquisition”). Rational Group operates globally and conducts its principal activities from its headquarters in the Isle of Man. Rational Group owns and operates gaming and related businesses and brands including, among others, PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. Amaya’s B2B operations, after accounting for discontinued operations, currently consists of the operations of certain of its subsidiaries, which offer interactive gaming solutions for the regulated gaming industry worldwide.

Amaya’s registered head office is located at 7600 Trans-Canada Highway, Montréal, Québec, Canada, H9R 1C8 and it is listed on the Toronto Stock Exchange (“TSX”) under the symbol “AYA”.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”, and International Financial Reporting Standards as issued by IASB, “IFRS”) and in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting as issued by IASB, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in these interim condensed consolidated financial statements are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2014 and related notes contained therein (the “2014 Financial Statements”), except for the newly adopted accounting policies described below that have no impact on the comparative period presented in these interim condensed consolidated financial statements and no impact on the 2014 Financial Statements. These interim condensed consolidated financial statements should be read in conjunction with the 2014 Financial Statements.

New Significant Accounting Policies

Derivative Financial Instruments

From time to time the Corporation uses derivative instruments for risk management purposes. The Corporation does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value on the statements of financial position. The method of recognizing unrealized and realized fair value gains and losses depends on whether the derivatives are designated as hedging instruments. For derivatives not designated as hedging instruments, unrealized gains and losses are recorded in financial expenses on the condensed consolidated statements of earnings. For derivatives designated as hedging instruments, unrealized and realized gains and losses are recognized according to the nature of the hedged item.

Derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources. To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently, as if there was no hedging relationship.

The Corporation currently uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in other comprehensive income, while the ineffective portion is recognized immediately in net earnings. Gains and losses on cash flow hedges that accumulate in other comprehensive income are transferred to net earnings in the same period the hedged item affects net earnings. Gains and losses on cash flow hedges are immediately reclassified from other comprehensive income to net earnings when it is probable that a forecasted transaction is no longer expected to occur.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in the consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of earnings. Gains and losses accumulated in other comprehensive income are included in the condensed consolidated statements of earnings when the foreign operation is partially disposed of or sold.

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets.

IFRS 9 also includes a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting.

An entity shall apply IFRS 9 retrospectively for annual periods beginning on or after January 1 2018, with early adoption permitted. The Corporation is currently evaluating the impact of applying this standard.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, in each case, unless those contracts are within the scope of other standards. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

On April 28, 2015, the IASB tentatively decided to postpone the initial January 1, 2017 effective date to January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of applying this standard.

3. GOODWILL AND INTANGIBLE ASSETS

Cost

	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Goodwill $000’s	Other $000’s	Total $000’s
Balance – January 1, 2014	61,759	17,820	–	79,975	28,027	187,581
Additions	–	–	–	–	8,691	8,691
Additions through business combinations	125,569	1,560,542	530,187	3,081,720	4,572	5,302,590
Disposals	–	–	–	–	(3,017)	(3,017)
Discontinued operations (note 12)	–	(9,161)	–	–	(2,048)	(11,209)
Translation	12,934	97,171	32,755	196,912	1,612	341,384

Balance – December 31, 2014	200,262	1,666,372	562,942	3,358,607	37,837	5,826,020

Additions	–	–	–	–	1,161	1,161
Disposals	–	–	–	–	(798)	(798)
Reclassified to assets held for sale (note 12)	(56,492)	(13,166)	–	(105,870)	(16,061)	(191,589)
Translation	18,109	152,837	51,679	309,109	2,739	534,473

Balance – March 31, 2015	161,879	1,806,043	614,621	3,561,846	24,878	6,169,267

Accumulated Amortization and Impairments

	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Goodwill $000’s	Other $000’s	Total $000’s
Balance – January 1, 2014	16,016	1,490	–	–	7,038	24,544
Amortization	23,737	45,737	–	–	6,866	76,340
Disposals	–	–	–	–	(1,302)	(1,302)
Impairments	–	–	–	–	6,176	6,176
Discontinued operations (note 12)	–	(1,254)	–	–	(1,001)	(2,255)
Translation	2,478	1,680	–	–	308	4,466

Balance – December 31, 2014	42,231	47,653	–	–	18,085	107,969

Amortization	7,935	29,498	–	–	316	37,749
Disposals	–	–	–	–	(463)	(463)
Reclassified to assets held for sale (note 12)	(23,297)	(1,360)	–	–	(4,258)	(28,915)
Translation	3,297	4,916	–	–	791	9,004

Balance – March 31, 2015	30,166	80,707	–	–	14,471	125,344

Carrying Amount

	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Goodwill $000’s	Other $000’s	Total $000’s
At December 31, 2014	158,031	1,618,719	562,942	3,358,607	19,752	5,718,051
At March 31, 2015	131,713	1,725,336	614,621	3,561,846	10,407	6,043,923

A number of B2B-related intangible assets have been determined to be redundant to the Corporation’s core operations, which is currently its B2C operation. Impairment losses in the amount of $nil (December 31, 2014—$6.18 million) were therefore recognized during the period ended March 31, 2015.

Goodwill and intangible assets are allocated to the following cash generating units, or CGUs:

	March 31, 2015		December 31, 2014
	B2C 000’s	Other 000’s	B2C 000’s	Other 000’s
Software Technology	123,871	7,842	119,932	38,099
Customer Relationships	1,723,136	2,200	1,605,845	12,874
Brands	614,621	–	562,942	–
Goodwill	3,551,094	10,752	3,252,315	106,292
Other	4,945	5,462	4,016	15,736

4. PROVISIONS

The provisions in the interim condensed consolidated statements of financial position include, among other items, the provision for jackpots and player bonuses, the provision for deferred consideration primarily in connection with the Rational Group Acquisition and the minimum revenue guarantee in connection with the sale of WagerLogic Malta Holdings Ltd (note 16). The carrying amounts and the movements in the provisions during the three-month period ended March 31, 2015 and year ended December 31, 2014 are as follows:

	Jackpots and player bonuses $000’s	Contingent consideration $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $ 000’s
Balance – January 1, 2014	4,245	987	–	–	5,232
Provisions acquired on business combinations	23,194	400,975	–	–	424,169
Additional provision recognized	42,800	7,604	45,815	1,866	98,085
Payments	(60,244)	–	(18,166)	(7)	(78,417)
Accretion of discount	–	9,384	469	–	9,853
Reclassification	(648)	256	–	109	(283)
Foreign exchange translation (gains) losses	377	434	–	–	811

Balance at December 31, 2014	9,724	419,640	28,118	1,968	459,450

Current portion	9,724	8,535	28,118	102	46,479

Non-current portion	–	411,105	–	1,866	412,971

	Jackpots and player bonuses $000’s	Contingent consideration $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $ 000’s
Balance – January 1, 2015	9,724	419,640	28,118	1,968	459,450
Additional provision recognized	17,193	10	–	–	17,203
Payments	(5,750)	–	(1,053)	–	(6,803)
Accretion of discount	–	6,482	119	–	6,601
Reclassified to liabilities held for sale	(371)	(311)	–	(2,078)	(2,760)
Foreign exchange translation (gains) losses	928	39,054	2,143	110	42,235

Balance at March 31, 2015	21,724	464,875	29,327	–	515,926

Current portion	21,724	9,207	29,327	–	60,258

Non-current portion	–	455,668	–	–	455,668

5. CUSTOMER DEPOSITS

Customer deposit liabilities relate to customer deposits which are held in segregated multiple bank accounts from those holding operational funds. Both PokerStars and Full Tilt hold customer deposits, along with winnings and any bonuses, in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the condensed consolidated statements of financial position under cash and investments, which includes short term, highly liquid available for sale investments.

Additionally, the Corporation has $101.91 million in frequent player points, which are included in “other payables” under current liabilities in the condensed consolidated statements of financial position. Frequent player points relates to loyalty programs operated by the B2C business for its customers, which involves awarding customer loyalty points based on, among other factors, amounts wagered. The points can be used to make a wide variety of purchases in lieu of cash or can be exchanged for cash. Management has estimated the value of the liability using relevant historical information about the likelihood and magnitude of an outflow of resources, i.e., payment of frequent play points to loyal customers. The Corporation maintains sufficient overhead in cash and investments to cover the estimated future frequent player point liability.

6. LONG-TERM DEBT

The following is a summary of long-term debt outstanding at March 31, 2015 and December 31, 2014:

	March 31, 2015, Principal outstanding balance in local denominated currency 000’s	March 31, 2015 Carrying amount $000’s	December 31, 2014, Principal outstanding balance in local denominated currency 000’s	December 31, 2014 Carrying amount $000’s
USD First Lien Term Loan	1,741,250	2,136,431	1,745,625	1,956,220
USD Second Lien Term Loan	800,000	956,353	800,000	873,519
EUR First Lien Term Loan	199,000	263,045	199,500	271,388
Senior Facility (USD)	–	–	238,000	273,910
Mezzanine Facility (USD)	–	–	104,537	102,941
2013 Debentures (CAD)	30,000	28,444	30,000	28,020

Total long-term debt		3,384,273		3,505,998

Current portion		39,058		11,451

Non-current portion		3,345,215		3,494,547

(a) First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long term-debt, allocated into first and second lien term loans. The first lien term loans consist of a USD$1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan”), in each case with a 1.00% LIBOR and Euribor floor. The second lien term loan consists of a USD$800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

First Lien Term Loans

During the three-month period ended March 31, 2015, the Corporation incurred $29.9 million in interest on the USD First Lien Term Loan, of which $3.29 million relates to interest accretion and repaid $5.55 million in principal.

During the three-month period ended March 31, 2015, the Corporation incurred $3.05 million in interest of which $383,000 relates to interest accretion and repaid $681,000 in principal in relation to the EUR First Lien Term Loan.

On March 16, 2015, Amaya entered into cross currency swap agreements (the “Swap Agreements”), which allow for the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016% (a simple average of the different interest rates for the various Swap Agreements) to replace the USD interest payments bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%) related to the USD First Lien Term Loan. The interest and principal payments for the Swap Agreements, which mature in five years, will be made at a Euro to USD exchange rate of 1.1102 on USD notional amounts of $1.74125 billion.

Second Lien Term Loan

During the three-month period ended March 31, 2015, the Corporation incurred $21.5 million in interest on the Second Lien Term Loan of which $1.35 million relates to interest accretion.

(b) Senior Facility

On December 20, 2013, Cadillac Jack, Inc. (“Cadillac Jack”) entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack has access to term loans in an aggregate principal amount of up to USD$160 million (the “Credit Facilities”). The Credit Facilities replaced the existing USD $110 million non-convertible senior secured term loan secured by Cadillac Jack’s assets that was made available to finance the acquisition of Cadillac Jack by Amaya as of November 5, 2012 (the “2012 Loan”). The Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses, and the remaining amounts are being used to fund the ongoing working capital and other general corporate purposes. On May 15, 2014, Cadillac Jack obtained an incremental USD$80 million term loan to the Credit Facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of USD$240 million bears interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility matures over a five-year term from the closing date and is secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries.

During the three-month period ended March 31, 2015, the Corporation reclassified the Senior Facility as liabilities held for sale. During the period, the Corporation incurred $7.13 million (March 31, 2014 - $3.64 million) in interest on the Senior Facility, of which $110,000 (March 31, 2014 - $110,000) relates to interest accretion and repaid $760,000 in principal.

(c) Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD$100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% may instead be paid in-kind in lieu of cash. The Mezzanine Facility matures over a six-year term from the closing date and is unsecured.

During the three-month period ended March 31, 2015, the Corporation reclassified the Mezzanine Facility as liabilities held for sale. During the period, the Corporation incurred $4.58 million in interest on the Mezzanine Facility, of which $360,000 relates to interest accretion and $2.27 million relates to paid in kind interest.

(d) 2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”) and (ii) 48 non-transferable common share purchase warrants (the warrant indenture was subsequently amended to provide for the warrants to be transferable and traded on the TSX).

During the three-month period ended March 31, 2015, the Corporation incurred $980,000 (March 31, 2014 – $890,000) in interest on the 2013 Debentures, of which $420,000 (March 31, 2014 – $370,000) relates to interest accretion.

7. SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of convertible preferred shares, with no par value, issuable in series.

	Common shares		Preferred shares
	Number of shares	$000’s	Number of shares	$000’s
Opening balance , as at January 1, 2014	94,078,297	220,683	–	–
Issuance, net of transaction costs and warrants	34,984,025	649,618	1,139,356	725,820
Exercise of options	649,159	3,204	–	–
Exercise of warrants	3,132,860	57,770	–	–
Deferred income taxes in relation to transaction costs	–	8,258	–	18,219

Ending balance, as at December 31, 2014	132,844,341	939,533	1,139,356	744,039

Exercise of options	63,570	463	–	–
Exercise of warrants	260,675	1,072	–	–
Conversion of preferred shares	4,592	107	(107)	(107)
Deferred income taxes in relation to transaction costs	–	–	–	–

Ending balance, as at March 31, 2015	133,173,178	941,175	1,139,249	743,932

During the three-month period ended March 31, 2015:

•	the Corporation issued 260,675 common shares for cash consideration of $950,000 as a result of the exercise of warrants. The exercised warrants were initially valued at $122,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

•	the Corporation issued 63,570 common shares for cash consideration of $358,000 as a result of the exercise of stock options. The exercised stock options were initially valued at $105,000 using the Black-Scholes valuation model. Upon the exercise of such stock options, the value originally allocated to reserves was reallocated to the common shares so issued.

•	the Corporation issued 4,592 common shares as a result of the conversion of preferred shares. The converted preferred shares were initially valued at $107,000 using the Black-Scholes valuation model. Upon the conversion of the preferred shares, the value originally allocated to the preferred shares was reallocated to the common shares so issued.

2015 NCIB

On February 13, 2015, the TSX approved the Corporation’s notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 common shares, representing approximately 5% of Amaya’s issued and outstanding common shares as of January 26, 2015. The Corporation may purchase the common shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. As of March 31, 2015, the Corporation has not purchased any common shares pursuant to the 2015 NCIB.

8. RESERVES

The following table highlights the class of reserves included in the Corporation’s equity:

	Warrants $000’s	Stock options $000’s	Cumulative translation adjustments $000’s	Available- for-sale investments $000’s	Derivatives (Cross currency interest rate swap) $000’s	Derivatives (Net investment hedge) $000’s	Other $000’s	Total $000’s (Adjusted – note 20)
Balance – January 1, 2014	2,831	3,209	8,838	–	–	–	(1,826)	13,052
Cumulative translation adjustments	–	–	2,361	–	–	–	–	2,361
Stock-based compensation	–	753	–	–	–	–	–	753
Exercise of warrants	(10)	–	–	–	–	–	–	(10)
Exercise of stock options	–	(87)	–	–	–	–	–	(87)
Unrealized gains	–	–	–	684	–	–	–	684
Other	–	–	–	–	–	–	181	181

Balance – March 31, 2014	2,821	3,875	11,199	684	–	–	(1,645)	16,934

Balance – January 1, 2015	332,491	8,738	127,688	15,732	–	–	(111)	484,538
Cumulative translation adjustments	–	–	361,695	–	–	–	–	361,695
Stock-based compensation	–	3,426	–	–	–	–	–	3,426
Exercise of warrants	(122)	–	–	–	–	–	–	(122)
Exercise of stock options	–	(105)	–	–	–	–	–	(105)
Realized (gains) losses	–	–	–	(2,544)	(65,271)	–	–	(67,815)
Unrealized gains (losses)	–	–	–	18,745	41,450	(81,480)	–	(21,285)
Other	1,467	–	–	–	–	–	365	1,832

Balance – March 31, 2015	333,836	12,059	489,383	31,933	(23,821)	(81,480)	254	762,164

Stock Options

Under the Corporation’s stock option plan (the “Option Plan”), 3,634,625 additional common shares are reserved for issuance as of March 31, 2015. This reserve cannot exceed 10% of the issued and outstanding common shares of the Corporation at any time. At March 31, 2015, this reserve represents 2.7% of the issued and outstanding common shares of the Corporation. Except in certain circumstances, the exercise price of the options issued under the Option Plan shall not be less than the market price of the common shares of the Corporation, which under the Option Plan is equal to the closing price of the common shares on the TSX on the business day immediately preceding the date of the grant. The options have a maximum term of five years. Subject to certain exceptions and as determined by the Corporation’s Board of Directors, options issued under the Option Plan since 2012 generally vest in equal increments over four years, while options issued in prior years generally vested in equal increments over two years.

The following table provides information about outstanding stock options issued under the Option Plan:

	For the three-month period ended March 31, 2015		For the three-month period ended March 31, 2014
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning balance	9,801,289	16.21	5,124,379	3.75
Transactions during the period:
Issued	77,500	32.73	742,500	8.04
Exercised	(63,570)	5.63	(120,923)	2.85
Forfeited	(132,526)	12.42	(117,814)	5.12

Ending balance	9,682,693	16.46	5,628,142	4.31

During the three-month period ended March 31, 2015, the Corporation granted 77,500 stock options under the Option Plan to eligible participants to purchase common shares.

The outstanding stock options issued under the Option Plan are exercisable at prices ranging from $1.00 to $35.05 per share and have a weighted average contractual term of 3.38 years.

Summary of exercisable options per stock option grant:

	Outstanding options		Exercisable options
Exercise prices $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price $
1.00	1,034,600	0.30	1,034,600	1.00
1.30	50,000	0.45	50,000	1.30
2.16	12,250	1.49	12,250	2.16
2.50	72,500	0.80	72,500	2.50
2.60	15,000	0.75	15,000	2.60
2.71	65,000	1.26	65,000	2.71
2.85	160,000	1.26	160,000	2.85
3.38	40,000	1.16	40,000	3.38
4.20	994,450	2.28	463,450	4.20
4.24	933,818	2.67	268,868	4.24
4.35	45,000	2.68	–	4.35
4.90	14,875	2.78	6,125	4.90
6.00	9,375	3.16	–	6.00
6.05	111,125	3.29	25,250	6.05
6.33	29,000	3.45	6,500	6.33
7.55	185,500	3.72	29,500	7.55
7.95	600,000	3.76	375,000	7.95
8.43	142,500	3.91	35,625	8.43
28.65	2,668,200	4.38	–	28.65
31.30	315,000	4.44	75,000	31.30
35.05	65,000	4.45	–	35.05
27.50	1,000,500	4.53	–	27.50
27.91	6,500	4.55	–	27.91
20.00	950,000	4.56	–	20.00
32.83	50,000	4.57	–	32.83
32.91	35,000	4.61	–	32.91
32.73	77,500	4.83	–	32.73

	9,682,693	3.38	2,734,668	4.12

The weighted-average share price of options exercised during the three-month period ended March 31, 2015 was $5.63 (March 31, 2014 – $2.85 million).

The Corporation recorded a compensation expense of $3.43 million for the three-month period ended March 31, 2015 (March 31, 2014 – $753,000). As at March 31, 2015, the Corporation had $19.02 million of compensation expense related to the issuance of stock options to be recorded in future periods.

The stock options issued during the three-month periods ended March 31, 2015 and 2014 were accounted for at their grant date fair value of $438,000, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2015		2014
Expected volatility		52%		60%
Expected life		3.75 years		3.75 years
Expected forfeiture rate		0%-17%		17%
Risk-free interest rate		1.07%		1.07%
Dividend yield		Nil		Nil
Weighted average share price Weighted average fair value of options at grant date	$ $	32.73 5.65	$ $	8.04 3.03

The expected life of the options is estimated using the average of the vesting period and the contractual life of the options. The expected volatility is estimated based on the Corporation’s public trading history on the TSX during such periods. Expected forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

Warrants

The following table provides information about outstanding warrants at March 31, 2015 and March 31, 2014:

	For the three-month period ended March 31, 2015		For the three-month period ended March 31, 2014
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Beginning balance	16,211,410	5.09	2,594,270	4.62
Issued	–	–	–	–
Exercised	(260,675)	4.11	(4,800)	6.25
Expired	–	–	–	–

Ending balance	15,950,735	5.11	2,589,470	4.62

The following table provides information about outstanding warrants per particular warrant grant:

Grant date	Expiry date	Number of warrants	Exercise price
March 27, 2012	April 30, 2015	355,950	3.00
February 7, 2013	January 31, 2016	594,249	6.25
May 15, 2014	May 15, 2024	4,000,000	19.17
August 1, 2014	August 1, 2024	11,000,536	0.01

		15,950,735	5.11

During the three-month period ended March 31, 2015, the Corporation issued 260,675 common shares for cash consideration of $950,000 as a result of the exercise of warrants. The exercised warrants were initially valued at $122,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

During the three-month period ended March 31, 2014, the Corporation issued 4,800 common shares for cash consideration of $30,000 as a result of the exercise of 4,800 warrants. The exercised warrants were initially valued at $10,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

	2015	2014
Expected volatility	–	60%
Expected life	–	10 years
Expected forfeiture rate	–	0%
Risk-free interest rate	–	1.17%
Dividend yield	–	Nil
Weighted average fair value of options at grant date	–	$28.64

The expected life of the warrants is estimated using the average of the vesting period and the contractual life of the warrants. The expected volatility is estimated based on the Corporation’s public trading history on the TSX during such periods. Expected forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

9. FAIR VALUE

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

The carrying amount of receivable under finance leases approximates their fair value because the interest rates approximate current market rates. On initial recognition the fair value of amounts receivable under finance leases was established using a discounted cash-flow model.

Certain of the Corporation’s financial assets are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets are determined as at each of March 31, 2015 and December 31, 2014:

	As at March 31, 2015
	Fair value & carrying value $000’s	Level 1	Level 2	Level 3
Funds - Available for sale	229,257	229,257	–	–
Bonds - Available for sale	137,474	137,474	–	–
Convertible debentures - Fair value through profit/loss	23,868	10,164	13,704	–
Equity in quoted companies - Available for sale	150,069	150,069	–	–
Equity in private companies - Available for sale	10,084	–	–	10,084
Derivatives	42,611	–	42,611	–

Total financial assets	593,363	526,964	56,315	10,084

	As at December 31, 2014
	Fair value & carrying value $000’s	Level 1	Level 2	Level 3
Funds - Available for sale	173,799	173,799	–	–
Bonds - Available for sale	122,528	122,528	–	–
Convertible debentures - Fair value through profit/loss	19,358	8,278	11,080	–
Equity in quoted companies - Available for sale	84,350	84,350	–	–
Equity in private companies - Available for sale	10,391	–	–	10,391

Total financial assets	410,426	388,955	11,080	10,391

The fair values of other financial assets and liabilities measured at carrying value on the statements of financial position as at each of March 31, 2015 and December 31, 2014 are as follows:
	As at March 31, 2015
	Fair value $000’s	Level 1	Level 2	Level 3
Promissory note	4,001	–	4,001	–

Total financial assets	4,001	–	4,001	–

First Lien Term Loans	2,458,116	2,458,116	–	–
Second Lien Term Loan	1,012,013	1,012,013	–	–
Liabilities held for sale – Long term debt	411,529		411,529
2013 Debentures	30,000	30,000	–	–

Total financial liabilities	3,911,658	3,500,129	411,529	–

	As at December 31, 2014
	Fair value $000’s	Level 1	Level 2	Level 3
Promissory note	3,783	–	3,783	–

Total financial assets	3,783	–	3,783	–

First Lien Term Loans	2,291,497	2,291,497	–	–
Second Lien Term Loan	917,639	917,639	–	–
Senior Facility	284,041	–	284,041	–
Mezzanine Facility	127,488	–	127,488	–
2013 Debentures	30,006	30,006	–	–

Total financial liabilities	3,650,671	3,239,142	411,529	–

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the issuer’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred. There were no transfers in or out of Level 3 during the three-month period ended March 31, 2015.

10. RELATED PARTY TRANSACTIONS

Key management of the Corporation includes the members of the board of directors, the Chairman and Chief Executive Officer, Chief Financial Officer, Executive Vice-President, Corporate Development and General Counsel, and certain other key officers of the Corporation’s B2C and B2B businesses, which are operated by certain of the Corporation’s subsidiaries. The compensation of such key management for the periods ended March 31, 2015 and 2014 includes the following:

	March 31, 2015 $000’s	March 31, 2014 $000’s
Salaries, bonuses and short term employee benefits	1,980	389
Director retainers	89	48
Share based payments	1,197	397

	3,266	834

The remuneration of the Chairman and Chief Executive Officer, Chief Financial Officer, Executive Vice-President, Corporate Development and General Counsel consists primarily of a salary and share based payments.

11. SEGMENTED INFORMATION

Segmented earnings (loss) from continuing operations before income taxes for the periods ended March 31, 2015 and 2014 were as follows:

	March 31, 2015			March 31, 2014
	B2B $000’s	B2C $000’s	Total $000’s	B2B* $000’s	B2C* $000’s	Total* $000’s
Revenue	3,101	337,032	340,133	12,842	–	12,842
Gain on sale of subsidiary	–	–	–	49,373	–	49,373
Income (loss) from investments	–	4,352	4,352	(99)	–	(99)
Selling expense	(1,073)	(57,970)	(59,043)	(2,980)	–	(2,980)
General and administrative expense	(7,710)	(186,046)	(193,756)	(12,765)	–	(12,765)
Financial expense	(143)	(65,620)	(65,763)	740	–	740
Acquisition related expense			(2,797)			(2,585)

Earnings (loss) from continuing operations before income taxes	(5,825)	31,748	23,126	47,111	–	44,526

Current income tax			2,893			1,041
Deferred income tax			(2,465)			(888)

Net earnings (loss) from continuing operations	(5,825)	31,748	22,698	47,111	–	44,373

*	Adjusted – note 20

Other segmented information for the periods ended March 31, 2015 and 2014 included:

	March 31, 2015			March 31, 2014
	B2B $000’s	B2C $000’s	Total $000’s	B2B $000’s	B2C $000’s	Total $000’s
Depreciation & amortization	355	2,294	2,649	1,336	–	1,336

Amortization of purchase price allocated intangibles	977	36,456	37,433	892	–	892

Total Assets	304,320	7,534,882	7,839,202	7,167,028	–	7,167,028

Total Liabilities	497,467	4,928,418	5,425,885	5,045,835	–	5,045,835

12. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

On November 24, 2014, Amaya divested its subsidiary Ongame Network Ltd. (“Ongame”), which provided B2B poker and platform solutions, to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”). In connection with this divestiture, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a $10.0 million unsecured convertible debenture on November 17, 2014 which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. At the holder’s option, both interest and principal are payable in ordinary shares of NYX Gaming Group at any time prior to the maturity date of November 17, 2016. Amaya subsequently assigned an aggregate of $1 million of the unsecured convertible debenture to four individuals and the remaining $9 million to Rational Group.

On March, 26, 2015, Innova Gaming Group Inc. (“Innova”), which was a wholly owned subsidiary of Amaya, announced that it had filed and obtained a receipt for a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with a proposed initial public offering and secondary offering of its common shares (the “Offering”). Innova was formed in connection with the Offering and holds all of the shares of Diamond Game Enterprises (“Diamond Game”), a former wholly owned subsidiary of Amaya. The Offering was subsequently closed on May 5, 2015 with Amaya receiving aggregate gross proceeds of approximately $34.1 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. If the underwriters’ over-allotment option is exercised in full, Amaya’s retained interest will be reduced to approximately 31% of the issued and outstanding common shares of Innova. See note 19.

Further, on March 30, 2015, the Corporation entered into a definitive agreement to sell 100% of the issued and outstanding shares of Amaya Americas Corporation, the indirect parent company of Cadillac Jack, Inc. (“Cadillac Jack”), to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE: APO) for approximately $476 million comprising cash consideration of $461 million, subject to adjustment, and a $15 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Subject to receipt of gaming regulatory and antitrust approvals and other customary closing conditions, Amaya anticipates closing the sale of Cadillac Jack in 2015.

Each of the B2B businesses, Diamond Game (now a wholly owned subsidiary of Innova) and Cadillac Jack, are classified as discontinued operations and their assets and liabilities are classified as held for sale for the period ended March 31, 2015 (Ongame and its assets and liabilities were also so classified for the period ended December 31, 2014). The following tables illustrate the impact of these discontinued operations and assets and liabilities held for sale on the financials of the Corporation on March 31, 2015 as compared to the period ended March 31, 2014:

Results from Discontinued Operations

	For the periods ended
	March 31, 2015 $000’s	March 31, 2014 $000’s
Revenues	30,054	28,360
Expenses	(32,504)	(32,003)

Results from discontinued operations before income taxes	(2,450)	(3,643)
Income taxes	7,285	1,770

Net loss from discontinued operations	(9,735)	(5,413)

Basic earnings (loss) from discontinued operations per common share	$(0.07)	$(0.06)

Diluted earnings (loss) from discontinued operations per common share	$(0.07)	$(0.06)

Cash Flows from (Used In) Discontinued Operations

	For the periods ended
	March 31, 2015 $000’s	March 31, 2014 $000’s
Net cash from in operating activities	6,378	924
Net cash used in investing activities	(12,498)	(23,392)
Net cash used in financing activities	(1,840)	(562)

Net cash flows	(7,960)	(23,030)

Effect on the Financial Position of the Corporation

The assets and liabilities classified as held for sale as at March 31, 2015 in connection with the divestiture of Diamond Game and the expected divestiture of Cadillac Jack are as follows:

$000’s
Cash	11,973
Accounts receivable	19,165
Income tax receivable	3
Prepaid expenses and deposits	3,890
Inventories	10,184
Goodwill and intangible assets	162,674
Property and equipment	43,428
Deferred development costs	5,172
Deferred income taxes	4,403
Receivable under finance lease	1,471

Assets classified as held for sale	262,363

$000’s
Accounts payable and accrued liabilities	11,695
Provisions	2,760
Income tax payable	421
Other payables	4,701
Deferred revenue	2,336
Deferred income taxes	19,893
Long-term debt	413,485

Liabilities classified as held for sale	455,291

13. BUSINESS COMBINATIONS

Oldford Group Limited - Update

On March 11, 2015, the Corporation commented on a tax dispute between a subsidiary of Rational Group and Italian tax authorities related to operations of such subsidiary, particularly under the PokerStars brand, in Italy prior to the Rational Group Acquisition. The Corporation was aware of the dispute prior to Rational Group Acquisition, but believes Rational Group has operated in compliance with the applicable local tax regulations and has paid €120 million in local taxes during the period subject to the dispute.

Although management continues to assess the potential exposure, if any, the Corporation believes that any tax liability as part of this matter may be indemnifiable by the former owners of the Oldford Group under the agreement governing the transactions, subject to certain conditions. Pursuant to this agreement, the sellers have certain indemnification obligations to the Corporation, subject to certain conditions, with respect to certain pre-closing liabilities, including amounts held in an escrow account plus an additional amount not held in escrow and reserved solely for tax claims.

The purchase price allocation for the Rational Group Acquisition does not reflect the impact on any contingencies arising from circumstances that were present on the date of the Rational Group Acquisition on August 1, 2014. In the event that a measurable outcome is ascertainable as a result of these contingencies during the one-year reference period from the date of the Rational Group Acquisition, the impact will be recorded as an adjustment to purchase price allocation reflecting both the contingent liability and the offsetting indemnification asset. Any impact that becomes both measurable and probable after the reference period will not be reflected as an adjustment to the purchase price allocation.

14. EXPENSES CLASSIFIED BY NATURE

	For the three-month periods ended
	March 31, 2015 $000’s	March 31, 2014 $000’s
Financial
Interest and bank charges	64,853	1,118
Foreign exchange	910	(1,858)

	65,763	(740)

General and administrative
Gaming duties	32,409	–
Processor costs	19,418	–
Office	17,926	3,049
Salaries and fringe benefits	59,039	4,108
Stock-based compensation	3,426	754
Depreciation of property and equipment	2,061	470
Amortization of deferred development costs	272	133
Amortization of intangible assets	37,749	1,625
Professional fees	15,217	2,517
Bad debt	3,843	109
Loss on disposal of assets	2,396	–

	193,756	12,765

Selling	59,043	2,980

Acquisition-related costs
Professional fees	2,797	2,585

	2,797	2,585

15. NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings from continuing operations and earnings per common share for the following periods:

	For the three-month periods ended
	March 31, 2015	March 31, 2014
Numerator
Numerator for basic and diluted earnings per common share – net earnings from continuing operations	$22,698,000	$44,373,000

Numerator for basic and diluted earnings per common share – net earnings	$12,963,000	$38,960,000

Denominator
Denominator for basic earnings per common share – weighted average number of common shares	133,027,088	94,136,709

Effect of dilutive securities
Stock options	4,808,681	2,022,951
Warrants	13,538,358	1,109,915
Convertible preferred shares	48,390,369	–

Effect of dilutive securities	66,737,408	3,132,866

Dilutive potential for diluted earnings per common share	199,764,496	97,269,575

Basic earnings from continuing operations per common share	$0.17	$0.47
Diluted earnings from continuing operations per common share	$0.11	$0.46

Basic earnings per common share	$0.10	$0.41
Diluted earnings per common share	$0.06	$0.40

16. SALE OF WAGERLOGIC MALTA HOLDINGS LTD.

On February 11, 2014, and pursuant to a Share Purchase Agreement dated November 27, 2013, one of the Corporation’s subsidiaries completed the sale of all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. (“WagerLogic”) to Goldstar Acquisitionco Inc. (“Goldstar”) for $70 million, less a closing working capital adjustment satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting in the second year following the closing date and due on the fourth anniversary of the closing date. The share purchase agreement for this divestiture also provides for a bonus payment of US$10 million to be paid by Goldstar to Amaya if CryptoLogic Operations Limited (“Cryptologic Operations”) achieves an annual net revenue target of at least US$30 million during the second year following the closing date (payable in 12 monthly installments during the third year following the closing date), and an additional bonus payment of US$10 million if CryptoLogic Operations achieves an annual net revenue target of at least US$40 million during the third year following the closing date (payable in 12 monthly installments during the fourth year following the closing date).

Amaya continues to license online casino games to Wagerlogic. Amaya and certain of its subsidiaries have entered into a revenue guarantee agreement under which they jointly and severally guarantee the financial obligations of such subsidiaries under the service agreements, including an obligation to pay CryptoLogic Operations, during the two years following the closing date of the divestiture, an amount equal to the shortfall between CryptoLogic Operation’s quarterly net revenue and a pre-established quarterly net revenue target of US$4.75 million.

17. CHANGE IN FUNCTIONAL CURRENCY

On February 26, 2015, after a subsidiary of the Corporation entered into the Swap Agreements, the subsidiary’s functional currency changed from the U.S. dollar to the Euro. As a result of the Swap Agreements, the subsidiary will be exposed to potentially significant fluctuations in the Euro as compared to other currencies. As a result of this and the fact that a portion of the subsidiary’s operations are denominated in Euros, the primary economic environment of this subsidiary is the Euro.

This change in functional currency is accounted for prospectively from the date of the change by translating all items into the new functional currency using the exchange rate at the date of the change.

18. HEDGING

During the three-month period ended March 31, 2015, the Corporation entered into the Swap Agreements, which were designated as cash flow hedges, to exchange a notional principal of USD$1.74 billion debt into Euros to fix both future interest and principal payments in Euro. The Corporation expects the Swap Agreements to mitigate the impact of foreign currency gains or losses resulting from changes in the Euro to U.S. dollar exchange rate. The effective portion of the gains or losses from these derivatives accumulated in other comprehensive income is recorded in financial charges in the same period the interest expense on the USD First Lien Term Loan is recorded.

The fair value of the outstanding Swap Agreement as at March 31, 2015 is $42.6 million (€32.1 million). The ineffective portion of the hedge recognized in financial expenses for the three month period ending March 31, 2015 is $1.2 million (€868,000).

The Corporation has designated US$800 million of its USD Second Lien Term Loan and US$400 million of its contingent consideration (i.e., the deferred purchase price for its B2C business) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains or losses arising from the translation of the U.S. dollar-denominated debt that is determined to be an effective hedge is recognized in other comprehensive income, counterbalancing a portion of the gains or losses arising from translation of the Corporation’s net investment in its foreign operations. Should a portion of the hedging relationship become ineffective, the ineffective portion would be recorded in the consolidated statements of earnings.

During the period ended March 31, 2015, an unrealized exchange loss on translation of $81.48 million has been recorded in the consolidated statement of comprehensive income related to the translation of the USD Second Lien Term Loan and such contingent consideration.

19. SUBSEQUENT EVENTS

On April 9, 2015, Amaya announced that it entered into a share purchase agreement to sell its subsidiaries Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”) and CryptoLogic Ltd. (“CryptoLogic”) to NYX Gaming Group (the “Chartwell/Cryptologic Sale”) for approximately $150 million, subject to adjustment, financing and other customary closing conditions. In connection with the Chartwell/Cryptologic Sale, a subsidiary of Amaya and NYX Gaming Group anticipate entering into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to Amaya’s real-money casino offering which Amaya intends to integrate into the PokerStars and Full Tilt branded casino websites. Pursuant to the Licensing Agreement, a subsidiary of Amaya will pay NYX Gaming Group a minimum license commitment in the amount of $12 million per year for each of the first three years of the Licensing Agreement.

As announced by Amaya and Innova, the Offering, which included a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, closed on May 5, 2015 with Amaya receiving aggregate net proceeds of approximately $34.1 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. If the underwriters’ over-allotment option is exercised in full, Amaya’s retained interest will be reduced to approximately 31% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Offering and Innova currently holds all of the shares of Diamond Game.

20. PRIOR PERIOD ADJUSTMENT

The Corporation corrected an error related to the comparative three-month period ended March 31, 2014 as a result of an unrealized gain on the investment in The Intertain Group Limited (TSX: IT) that was included in net earnings and should have been included in other comprehensive income. This investment was previously classified as a held-for-trading investment with fair value fluctuations recorded through net earnings whereas it should have been classified as an available-for-sale investment with fair value fluctuations recorded through other comprehensive income. This investment continues to be held by the Corporation as at March 31, 2015. This adjustment was made retrospectively and impacts the comparative period statement of changes in equity, statement of earnings, statement of comprehensive income and statement of cash flows included in these interim condensed consolidated financial statements. It was properly corrected and reflected in the annual audited financial statements of the Corporation as at and for the year ended December 31, 2014. It will also be corrected for the comparative periods of the June 30, 2015 and September 30, 2015 interim condensed consolidated financial statements.

The Corporation retrospectively corrected the error which decreased “income from investments” and “net earnings” by $680,000, and increased “other comprehensive income” by $680,000 for the three-month period ended March 31, 2014. This adjustment also decreased “basic earnings per common share” for the three-month period ended March 31, 2014 by $0.01. This adjustment did not impact the “diluted earnings per common share”.

The adjustment to the six-month period ended June 30, 2014 and nine-month period ended September 30, 2014 is a decrease to “net earnings” and increase to “other comprehensive income” of $3.93 million, and $9.54 million, respectively.

21. COMPARATIVE INFORMATION

The Corporation reclassified certain items in the interim condensed consolidated statements of cash flows within the cash flows from operating activities section for the comparative period to conform to the current year’s presentation. This reclassification had no impact on the total cash flows from operating activities.